Exhibit 2

VOTING RESULTS OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

MERUS N.V.

December 31, 2019

Shares represented at the meeting: 5,499,286 ordinary shares (~19.04% of the issued share capital).

Agenda item	For	Against	Abstain
1. Opening	N/A	N/A	N/A
2. Appointment of Dr. Lundberg	5,499,286	0	0
3. Close	N/A	N/A	N/A

For confirmation

/s/ A. Noordzij
A. Noordzij
Secretary of the meeting